UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

StrikeForce Technologies, Inc.
(Name of Issuer)

          Common Stock, par value $0.0001 per share
(Title of Class of Securities)

86332V109
(CUSIP Number)

James R. Solakian
152 Mockingbird Court
Three Bridges, New Jersey 08887
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	86332V109

1		NAMES OF REPORTING PERSONS: James R. Solakian

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

10,660,000

NUMBER OF	8	SHARED VOTING POWER:
SHARES
BENEFICIALLY
O O
OWNED BY	9	SOLE DISPOSITIVE POWER:
EACH
REPORTING		10,660,000

PERSON WITH	10	SHARED DISPOSITIVE POWER:

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,660,000

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.66% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)   Based on approximately 99,999,999 shares of the Company’s common stock deemed outstanding on December 18, 2007.

  Item 1.                                Security and Issuer.

This statement relates to the common stock, $0.0001 par value of StrikeForce Technologies, Inc., a New Jersey corporation (the “Company”). The principal executive office of the Company is located at 1090 King George’s Post Road, Suite #108, Edison, NJ 08837.

Item 2.                                Identity and Background.

(a)  Name: James R. Solakian

(b)  Residence or Business Address:  152 Mockingbird Court, Three Bridges, NJ 08887

(c)  Present Principal Occupation or Employment:  Consultant

(d)  Criminal Conviction:  No

(e)  Court or Administrative Proceedings:  No

(f)  Citizenship:  United States

Item 3.                                Source and Amount of Funds and Other Consideration.

Not Applicable

Item 4.                                Purpose of Transaction.

    In December 2007, the Company executed a consulting agreement with the reporting person whereby the reporting person shall provide investor relations services to the Company.  As consideration for the services, the reporting person received 5,000,000 shares of the Company’s common stock at $0.0065 per share. The shares shall be restricted and have piggyback registration rights upon the next registration statement filed by the Company.

Item 5.                                Interest in Securities of the Issuer.

(a)  As of the date hereof, James R. Solakian was the beneficial owner of 10,660,000 shares of the Issuer’s common stock, or approximately 10.66% of the common stock outstanding, and 1,500,000 warrants to purchase the Issuer’s common stock. The warrants were issued on August 27, 2007 with an exercise price of $0.04 per share and a term of five years.

(b)  The reporting person may be deemed to hold sole voting and dispositive power over the 10,660,000 shares of common stock owned by such person.

(c)  The following transactions in the securities of the Issuer have been effected by the reporting person:

Transaction Date	Number of Shares	Price per Share	Purpose

02/05/2007	100,000	$0.04	Consideration for Promissory Note
05/29/2007	2,000,000	$0.04	Consideration for Promissory Note
07/13/2007	300,000	$0.04	Consideration for Promissory Note
07/16/2007	50,000	$0.036	Consideration for Note Extension
08/15/2007*	10,000	$0.031	Purchased on the open market
08/15/2007*	200,000	$0.031	Purchased on the open market
08/16/2007*	300,000	$0.033	Purchased on the open market
08/21/2007*	500,000	$0.029	Purchased on the open market
11/19/2007	550,000	$0.01	Consideration for Promissory Note
11/29/2007	300,000	$0.01	Consideration for Promissory Note
11/29/2007*	450,000	$0.01	Purchased on the open market
12/06/2007*	50,000	$0.007	Purchased on the open market
12/11/2007*	300,000	$0.00462	Purchased on the open market
12/12/2007	550,000	$0.01	Consideration for Promissory Note
12/18/2007	5,000,000	See Item 4 above
TOTAL	10,660,000

* Indicates stock purchased on the open market and held in IRA/SEP accounts that are controlled by the reporting person.

(d)  Only the reporting person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock of the Issuer reported by this statement.

(e)  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               In addition to the responses provided to this Schedule 13D, which are incorporated herein by reference, the reporting person is the holder of three open Promissory Notes executed by the Issuer. The Promissory Notes are in the amounts of $52,500 (dated December 6, 2007), $50,000 (dated December 18, 2007) and $100,000 (dated January 3, 2008), for a total of $202,500. To the best of the knowledge of the reporting person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                                Material to Be Filed as Exhibits

Exhibit 1 – Consultant Agreement dated December 11, 2007 by and between Solakian Associates, LLC (James R. Solakian) and StrikeForce Technologies, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2008	By:	/s/ James R. Solakian
Name: James R. Solakian